

December 13, 2017

Stephen Ragland
Chief Financial Officer
Stone Bancshares, Inc.
802 East Main Street
Mountain View, AK 72560

> **Re:** **Stone Bancshares, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed December 8, 2017**
> **File No. 024-10757**

Dear Mr. Ragland:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed December 8, 2017

Company Stock Plans, page 51

1. We have reviewed your response to our prior comment 7. Please revise your disclosures to clarify the following, if true:

    • Stock Benefit Plan; A total of 112,636 Category B Options were issued to the initial directors. Twenty-six thousand eight hundred ninety-three (26,893) were outstanding as of December 31, 2016 and an additional nine thousand (9,000) were issued in 2017. One-thousand eight hundred and ninety-three options (1,893) were exercised in 2017.

    • Executive Stock Plan; Upon adoption of the ESP plan, 119,924 options were outstanding. In 2016, 37,875 options were awarded and granted with a weighted average exercise price of $13.12. In 2017, 9,000 options were awarded and granted with a weighted average exercise price of $XX.XX.

Item 9. Management's Discussion And Analysis of Financial Condition and Results of Operation

Analysis of Financial Condition

Consolidated Financial Statements, pages 38-40

2. Please revise your opening paragraph to clarify that the purpose of the schedules is to provide unaudited comparative information as of June 30, 2017. Additionally, remove the unaudited December 31, 2015 Stone Bancshares, Inc. consolidated financial statements (including within Exhibit B).

Exhibit 11

Consents

Consent of S.F. Fisher and Company

3. Please file a current dated consent of the independent auditors. Refer to Regulation S-K, Item 601 (B) (23) and Regulation S-T, Rule 302.

    You may contact Chris Harley at 202-551-3695 or Michelle Miller at 202-551-3368 if you have questions on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any other questions.

                                        Sincerely,

                                        /s/ Michael Clampitt

                                        Michael Clampitt
                                        Staff Attorney
                                        Office of Financial Services

cc: John E. Pruniski, III